EXHIBIT 99.5

WIPRO LIMITED Q1 04-05 EARNINGS INVESTOR CALL (EVENING CALL)
JULY 23, 2004

Moderator: Ladies and gentleman thank you for standing by. Welcome to the Wipro Earnings conference call. At this time, all the participant lines are in a listen-only mode. However, there will be an opportunity for questions. Instruction will be given at that time. If you need any assistance, please pressure *0, and as a reminder today’s call is being recorded. I would now like to turn the call to Mr. Sridhar Ramasubbu. Please go ahead Sir.

Sridhar: Good morning Ladies and Gentlemen, and good evening to the participants across the globe. We extend a warm welcome to all the participants from US, UK, and elsewhere to Wipro first quarter results, quarter period ended June 30, 2004. We have with us today, Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer who will comment on the US GAAP results for the quarter ended June 30, 2004. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President of Wipro Infotech, Mr. Raman Roy and other senior members of the management team who will be happy to answer the questions you have. The call is scheduled for one hour, the presentation of the first quarter results will be followed by a question and answer session. The operators will walk you through the procedure to ask the question. The entire earning call proceeding are being archived and the transcripts would be made available after the call at www.wipro.com. Before we go ahead with the call, let me draw your attention that during the call we might make certain forward looking statements within the meaning of Private Securities Litigation Reforms Act of 1995. These statements are based on management’s current expectations and are associated with uncertainty and risk, and these uncertainties and risk factors have been explained in detail in our filings with Securities Exchange Commission in USA. Wipro does not undertake any obligation to update forward-looking statements. Ladies and gentlemen, over to Mr. Azim Premji, Chairman and Managing Director Wipro.

Azim Premji: Good morning Ladies and Gentlemen. Your Board of Directors in the meeting held this morning approved the accounts for the quarter ended June 30, 2004. Results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and prospects. Building business momentum is a tough task, sustaining it is even tougher. It is gratifying to note that we have been successful in both so far. For the quarter ended June 30, 2004, Revenues in our global IT services business was $300 million ahead of our guidance of $292 million. Consistent with our performance in recent quarters, every single vertical, every single geography, and key service lines witnessed robust Revenue growth. Our sequential Revenue growth of 8.4% in dollar terms was a result of a 10.5% growth in our enterprise business and a 7.1% growth in our R&D business. In terms of geographies, Europe led the growth with a 20.3% sequential Revenue growth. Among our services, Package Implementation continued its robust growth with an 8.9% sequential increase. Equally importantly, we witnessed healthy improvement in our price realization for the second consecutive quarter. While it is too early to claim a return to a period of price increases, pricing pressures are clearly on the wane. Consequent to this and combined with improving operating efficiencies, we improved our operating margins for the fourth consecutive quarter. In line with our articulation in the last quarter conference call, our BPO business had subdued growth in the June quarter. However, we see improvement in the outlook for that business and are confident that it should be back to better growth rates in the current quarter and grow ahead of the industry during the year. Looking ahead, the environment we see is one of strong volume growth and stable prices. As more corporates realize the benefits from global delivery of IT services, the share of outsourcing in the IT pie continues to grow in terms of quantum of work as well as in terms of different service lines. This signals well for strong growth in Indian IT services industry. However, wage pressure may pose a challenge to sustaining business profitability. In summary, the prospects are encouraging but there are challenges as well. You may rest assured that Wipro is as committed to growing Revenues and profits as we are to building a global organization. I will request Suresh Senapaty, our Chief Financial Officer, to comment on the financial results before we take questions.

Suresh Senapaty: A very good morning to Ladies and Gentlemen. Mr. Premji shared our view on the business environment. I will touch upon a few aspects of the financial and operational significance. For the quarter ended 30 June, 2004, our profit after tax grew by 83% year on year. The return on capital employed of 33% at the company level comprised of return on capital employed in Global IT business of 62%, India and Asia-Pac IT business of 19%, and Consumer Care and Lighting 82%. The return on capital employed at company level was lower primarily on account of cash and cash equivalents, which constitutes 41% of capital employed. During the quarter we had sequential Revenue growth of 8.4% in our global IT services business which comprised of 9.2% Revenue growth in the IT services component of that segment and 2.1% growth in the IT enabled services business component of that segment. The 9.2% growth in the services component was driven by a 6.9% growth in the volume of business combined with a 3% increase in our realization rate of work performed Offshore, and 2.8% increase in our realization rate for work performed Onsite at our clients’ offices. The 2.1% growth in our IT enabled services business was primarily due to growth in volume of business partially offset by a sequential decline in price realization.

On forex front, our realized rate for the quarter was Rs.44.01 versus rate of Rs.45.89 realized for the quarter ended March 04. The primary goal of our forex strategy is to de-risk to the extent possible business results from fluctuations in the currency market and to provide a high degree of certainty on our cash flows arising from foreign exchange transactions. In order to ensure that our financial statements reflect the intent of our strategy, we had adopted cash flow hedge accounting in the quarter ended March 31, 2004. The provision to adopt this methodology did not exist in the Indian GAAP. In light of the clarifications issued by the Institute of Chartered Accountants of India in June 2004, and to bring about a higher convergence in the reported results under two GAAPs, we have adopted cash flow hedge accounting in Indian GAAP as well effective quarter ended June 30, 2004. In the absence of cash flow hedge accounting, the entire forward contract would be marked to market thereby inducing volatility in quarterly results which defeats the basic objective of hedging, which is to minimize that volatility. We therefore believe that this methodology is a better reflection of the business intent.

Our forex strategy is yet another reflection of our approach of minimizing the impact of external factors on operational performance. More importantly, it provides reassurance to our stake holders that our earnings are less susceptible to volatility in foreign currency market. As of 30th June 2004, after allocation for foreign currency assets on balance sheet, we have outstanding hedge of approximately $1 billion deliverable over the next six quarters. The average rates of these contracts are in the range of between Rs.44 to Rs.45.50 per US dollar. The average rates of the contracts maturing in the current financial year are in excess of Rs.45.20. For the quarter ended 30th June 2004, net income computed in accordance with US GAAP is 91% of the profit after tax as per Indian GAAP. The difference is primarily on account of different Revenue recognition standards, amortization of intangible assets, and accounting for certain forward contracts.

We are considering a review in compensation of our team in IT services and BPO business during the quarter ending September 04. The compensation increase as well as on certain IP sales which are lumpy by nature can impact operating margins for the quarter ending 30th September 2004, which we will be able to partially offset through productivity measures. We will now be glad to take questions.

Moderator: Ladies and gentlemen, if you would like to ask a question, please press *1 on your touchtone phone. You will hear a tone indicating you have been placed in the queue. To remove yourself from the queue at any time, please press the pound key, and we ask if you are using a speaker phone, you please pick up your handset before pressing any numbers. Once again, if you have a question, please press *1 at this time. First, from the line of George Price, with Legg Mason, please go ahead.

George Price: Hi, good morning. Thank you very much. I wanted to just ask a little bit about the package implementation growth that you saw which is very strong, what is driving the software package implementation business, maybe specifically what packages are in most demand, and then what do you see and think regarding the recent software company pre-announcements and is that having any impact on demand for services?

Rich Garnick: Yeah, this is Rich Garnick. What is driving the business is no specific package, it is our fundamental business model which is driving the business for us. All our packages have grown nicely. We have four major service lines, SAP, Oracle, People Soft, and Seibel. Each of them had a double digit reported growth as units, and what we see as a sustainable growth of the business based on the value proposition leveraging the global delivery model and the execution excellence that we have been able to deliver to our clients.

George Price: And then, in terms of the software pre-announcements?

Rich Garnick: Yeah, regarding the software announcements, we don’t see that having at least in the near term much of an impact on our business because of, as I said, the value proposition we render and the fact that with such a tremendous installed base of packages that have been distributed throughout the market place that enabled us to take advantage of the overhang of the implementation store out there, and the optimization customers are looking for.

Vivek Paul: Yeah, if I can just add to that as well, this is Vivek Paul here. Basically, if you look at the business that we do, majority of it is around supporting an existing install. For example, on SAP, SAP typically will do what is called RICE, reports, interfaces, etc..., and as a result our business is more around being able to provide as Rich mentioned the Offshore delivery around an existing application. We also do new package implementation work, but again there typically our work is not the grand, you know, say $60 million upgrade as much as it is around either implementing specific module add-ons etc.. So while we do not see any impact of the software pre announcements that we have heard so far, obviously we want to keep a very watchful eye.

George Price: Great, and then maybe also if you could give us an update from your perspective on the competitive environment both from your other competitors in India and as well as the multinational firms in terms of any progress that they may or may not be making. Thank you.

Rich Garnick: Yeah, from a competitive standpoint, I think our growth speaks for itself. I think we continue to win in the market place, show strong Revenue growth and volume growth across, as Mr. Premji pointed out, all geographies and all SBUs that the business has. So, I think we continue to win. We win more than we have been losing from a standpoint of our target customer base. We as an organization, and the Indian IT industry still has a small percentage share of the overall IT services industry and if that share that we are able to candidly take from the incumbents for the foreseeable future, then I think would give us a sustainable growth model.

Vivek Paul: I think that, if I can just add to that, you know, first of all as Rich pointed out, the growth rate clearly indicates the differential competitive share that we are grabbing. I think that if you look at the international players, we are seeing them expand in terms of the number of head counts in India, but we are not seeing any win rates that they have had in advance of ours. We are also hearing that while they have got people, I think that outside the BPO business, particularly on the IT side, they haven’t got as much demand tractions, except unless they are doing as part of an existing relationship. Relative to Indian competition we do believe that we are winning more than our fair share of new business. In this quarter we won 35 new accounts, 23 of them in the US despite all this talk about the offshoring backlash, 19 in the IT space which continues to be a good growth engine for us right now. So, I would say that net-net we are feeling pretty good that you know based on our specialized knowledge of how the global delivery model works, we gained share against our global competitors, and based on the breadth of our service lines, we have both the ability to offer our investors steady growth, but also to our customers a more attractive package.

George Price: Great. Thank you.

Moderator: Our next question, from the line of Tripp Choudhary with Midwest Research, please go ahead.

Tripp: Thank you. Again, good morning here. I would like to get little bit color on the strength that you have on the package implementation. I was wondering if you can give us some insights into which verticals you are seeing more strength, and especially in modules where do you see more business coming your way in that direction, and then I have a follow up too.

Rich: Okay, I mean, as I mentioned, we are seeing broad bulk of business in, from a standpoint of which verticals, we are seeing strength in the enterprise space primarily in the retail, manufacturing, and energy utilities verticals, both across North America and Europe. We have also done some significant wins in Asia Pac, where we have implemented and actually executed a complex engagement in Japan and in mainland China of pan Asian implementation giving up some real good traction on a global basis.

Tripp: Now, regarding the BPO offering that you have, I was wondering, what were the reasons that we may not have same growth this quarter and probably what will make us feel that there will be more growth in the coming quarters, what makes you feel comfortable on that end?

Rich: Raman Roy, if you can handle that.

Raman Roy: I think, one, on a sequential basis the BPO business grew by about 2%, that was a 78% growth on same quarter last year. Yeah, we did have only a 2% growth. That is the combination of multiple factors. For certain large customers, while the total business we do with those customers grew, within that some of the components of their business where we service a product that faced sluggishness in the market in which they operate, thereby reducing the number of transactions that emanate for those products took away the growth, overall growth that we had with those customers compensating some of that. We also had for one of our large retail customers, a change in the business model where instead of catalog as a mode of going to their customers, they decided to go for store sales, and that led to a dramatic decrease in the number of transactions that were emanating from the earlier model. We also had pieces of business that were one-time business as we brought out at last quarter, and all that aspects impacted some of the growth that we had with the decline that we had here. We are bullish on the future, essentially emanating from the requirements that our customers have articulated for what they need. We are now at about 10,750 people at the end of last quarter, and that is to feed the growth that our customers are looking for and we believe that we will grow in line with what the industry is growing if not better.

Tripp: Thank you, and lastly, this may be a question for Mr. Premji, how is the new Indian government catering towards IT sector in India and do you see them pulling out any incentives in short to mid term?

Azim Premji: Well I think what you must appreciate that the current government has a very high sensitivity to generating rapid employment growth in the country. The IT sector today is employing almost a million people directly and probably close to another three million people in terms of peripheral services. It is the sector which is growing at 30% a year. From the point of view of any government, the government will continue to support this sector. Also it is a major foreign exchange earner, and I see no difference in the current government.

Tripp: Thank you, and congratulations on a good quarter.

Azim Premji: Thank you.

Moderator: Our next question is from Mayank Tandon with Jenny Montgomery Scott, please go ahead.

Mayank: Thank you. I had a couple of questions on pricing and wages, if Vivek you could maybe talk a little bit more about pricing on newer deals versus the mix issues that may have also helped pricing in your current quarter.

Vivek Paul: Sure I will. I think that if you look at pricing, we had 3% sequential price growth and that came on the back of a quarter prior that also had very good price growth. So our outlook is more on price stability but perhaps not at achieving pricing growth phase that we have been at. I want to break down the pricing into four pieces. One is negotiations with existing customers. You are charging $1.10 for what you were charging $1 for a day ago, and there frankly we haven’t really seen the environment turn so much that we can be very aggressive. We were, I mean, total price improvement on a negotiated basis this quarter have come up but that is not something that we are willing to go on to the bank with. The second is getting price increases from new customers, and of course then getting the benefit as they blend into the existing volume base. There we have seen substantial improvements and we are seeing new customers coming in at a substantially higher rate than existing customers. The third is, we are looking at improvements, for example, we drive package implementation business or infrastructure services, or chip design, all of which are elements where we charge higher than our vanilla ADM, and product maintenance business, and there we are also seeing as that mix is shifting in our favor, we are beginning to see more pricing leverage. Finally, we are seeing versus a year ago and even versus the couple of quarters ago, more productivity in the fixed price projects where we have been able to do better than we had in the past. So I think those are the things that contributed into our last quarters pricing growth. If you look at on a go forward basis, we should see stability but not necessarily quantum jumps in those areas.

Mayank: That’s very helpful. And also could you comment on Offshore wages and when do we expect to see the next increase pass through the P&L and also what is the percentage of Offshore salaries as a percentage of Revenue and the total cost structure for the company?

Vivek Paul: If I look at the BPO business, the BPO business passed a salary increase of 15-18% in the last quarter, the quarter that we are announcing the results of, and that is what we have, you know, we have been able to already factor in. To answer your third question first, which is Offshore salary as a percentage of sales, it is about 18%. And finally in terms of go forward salary increases, we are expecting that we will see salary increases. We won’t have a sort mega day where on one day everybody will get a salary increase. We expect to spread this between September and January, and the quantum isn’t fully decided yet, obviously the September ones are decided but not the rest. We want to be as sensitive as we can to what the requirements are. At the same time what we are doing is, given the fact that we will see compensation rise, we do want to manage our overall compensation cost by blending in more people from campus and as a result keeping our overall compensation bill the same. So for example we did system analysis that says that for the salary increase which is in January in the last quarter, we were actually able to hold the compensation bill flat on a per head basis as a result of that blending in.

Mayank: Okay, so the impact of wages from September through January would be similar to last year as well. So the impact would be over a quarter or two, or does it flow through the entire year?

Vivek Paul: Well I am not sure how to answer your question; I think that we would, once it comes in obviously the employees get salary increases that go on, so...

Mayank: We see a one-time bump in a given quarter or it tends to be more even across the several quarters?

Vivek Paul: Well, you are going to see a bump in the September to January timeframe, which is when as I said the salary increases kick in, so you are going to see a bit of a bump in the quarter that we are currently in, a bit of a bump in the quarter subsequently. At the same time we will have the mitigating factors that I just described in terms of managing the overall mix of employees.

Mayank: Okay. And I wanted to also get the rupee function for the rest of the year, I think, it already have been mentioned, and related to that I wanted to understand why, if I am not mistaking, you used end of period dollar rupee exchange to recognize US GAAP when the other companies in the space seem to be using the monthly average for P&L purposes.

Suresh Senapaty: I think you are right that we do also monthly average, but just for the purpose of understanding the numbers, we are just giving a translation to that piece, which means, while these numbers are reported, because we use rupee as a functional currency, so just for a better understanding in dollar terms the 30th June end date, we convert all the numbers for people to understand, but in the P&L it is based on the average dollar exchange, but it is not the translation, convenience translation reporting.

Mayank: Okay, So which Revenue numbers should we use, the 300 million or the 294 million?

Suresh Senapaty: Yes, 300 million would be the basic average, but if I do a translation, it comes down to 294. So, 300 is the right number in terms of actual dollars billed by the company.

Mayank: Okay, and then the impact, or the rupee assumption for the rest of the year, and how do the rupee impact the current quarter?

Suresh Senapaty: The last quarter rupee impacted by about 50 basis points. For the rest of the year, we expect the rupee exchange to be about 45, in excess of Rs.45.

Mayank: The 50 basis point impact was positive impact on operating margins.

Suresh Senapaty: Adverse impact in the last quarter.

Mayank: Okay because of the foreign currency loss, right?

Vivek Paul: That’s right.

Mayank: Okay. One final question, are you doing any people acquisition as part of your outsourcing deals, and if so how does that change your model going forward.

Vivek Paul: We are doing that, so far we have done it in a very small amounts, so it really, I mean, I would say net-net cumulative may be under 100 people. So, it has not really changed our model at all. As we go forward, we are very sensitive to trying to achieve our operating margin goals when we do things like that.

Mayank: Are clients demanding people-based acquisitions or are they flexible for the vendor?

Vivek Paul: I would say that you know, as you look at the deals so far, there have really been no major deals that has gone down like that. I think that there are deals out there that customers are talking to us about, but you know, we have been down that pass before, we are not seeing any major deal happen and we will see how it plays out.

Mayank: So, you don’t lose a deal because of that.

Vivek Paul: No we don’t.

Mayank: Thank you.

Moderator: Next question from the line of Lou Missiciosia with Lehman Brothers, please go ahead.

Lou: Okay great. Am I coming through okay?

Vivek Paul: Yes you are.

Lou: Thank you. First question has to do with the US election coming up. I know there has been obviously a quite a bit of rhetoric tied down as the backdrop for the upcoming convention. Do you think you know, I guess you can share with us some thoughts leading up to the election as they might affect things, and then I guess after the elections that you think that things will change dramatically, in the sense that, may be dissolve finally, dies down and goes away and may be just back to business for you all.

Vivek Paul: Well you know, first of all there really is a bit of guess on our part, so I don’t want to paint like you know, we know it out, but I think that what we have seen is campaign rhetoric is down. I think it is down on the back of an improving economy and improving job situation. I think if that changes we may see the rhetoric feedback. I think that regardless of the rhetoric there is a genuine concern in the minds of the American population about outsourcing. There are opinion polls that indicate that this is an issue. So, I don’t think that we should treat it likely or we should think that the issue goes away. However, I think that the engagement on this topic has been very constructive. I think that the concerns around privacy, concerns around security are being addressed in a very cooperative way through the industry associations. I think that in terms of the trade issues, I think that people are viewing this as being a trade that generally grows and there is not really anything that is coming down the pipe that we feel that poses a potential threat, and finally on the visa issue, I think that whole discussion around whether Indian companies are compliant or not has been settled generally in our favor. So, what we are seeing is the debate moving away from what global trade should be doing and what companies like Wipro should be doing or industry association should be doing and the discussion and debate is now moving more towards what needs to be done to take care of different franchise in terms of what needs to be done on employment side, on the re-training side, as well as on an ongoing basis and emphasis on education, which I think is good long term for everybody.

Lou: Sure, next question was on the software companies pre-announcement. Have you all been able to just ascertain anything as to why so many software companies, especially the smaller ones pulling down, and a number of different theories, obviously the simplest one is that CIOs got more conservative going into the end of June, but others are pointing out that may be just a thought that companies’ changing their licensing policy that impacted them, or that obviously there is a aggregation in business to really the biggest players, and the smaller ones are suffering. So, can you just, you are working so much, obviously with your customer, you might pick up something a little bit different than with the general conventional thought out there.

Vivek Paul: Well, actually, let me jump in there. I think that the way that, again, none of them have been whispering in our ears, what happens; this will be our best guess also, which is that, in talking to the software companies we work with, we did not see this problem coming. So, I think that as a result in some sense it was a bit of a end of the quarter event, and it could well be that people froze up in terms of buying software licenses at the end of the quarter. As I said, you know, having said that, our information is somewhat second hand given the fact that the bulk of our business is around existing installed bases, and whatever feedback I can give you is more along the lines that because we do work on existing installed base, we do rub shoulders with the software companies, but that is the best that I can help you with.

Lou: Great. Thank you.

Moderator: Our next question is from Julio Quinteros of Goldman Sachs, please go ahead.

Julio Quinteros: Good evening or actually say good evening to you guys in India. Vivek, may be I could start with you on the first question that I had with regards to your salary increases. Can you give us a sense on how much of your salary increases are actually variable?

Vivek Paul: I say that, you know, if you look at our variable inputs, it is roughly about 15%.

Julio Quinteros: 15%, Okay. And secondly, I guess maybe Vivek you can answer this, since you touched a little bit on the visa issue, can you give us a sense on how you guys are planning for visas in the upcoming government fiscal year. I think we heard a couple of your competitors already say that they were also proactively planning. What is in your visa pipeline for H1Bs?

Vivek Paul: 1,000.

Julio Quinteros: Okay, those are new applications?

Vivek Paul: Yes, we have 1,000 H1B visa ready people. In addition, if you look at the mix of visas that we use, we are more oriented towards L1 versus H1. So, as a result, we are in fact generally protected, that’s the number.

Julio Quinteros: Okay. So those are, I am sorry, let me make sure I understand this. In the upcoming fiscal year, have you guys put in applications for the next government fiscal year?

Sridhar: Yes, we did advance planning and we have filed applications for visas.

Julio Quinteros: Okay, and I guess, if I can kind of switch over to, may be Rich, you can answer this question or whoever can, please feel free to jump in. Can you give us a sense on your large mega outsourcing contract with Shell, I don’t need specifics on, you know, kind of the numbers, but can you give us a sense on how the contract is ramping up, what you guys are seeing, and is the pace of the ramp up there in line with your expectations given the actual size of the contract or the opportunity?

Rich: Sudip Banerjee will handle that.

Sudip: I just want to make the comments which I can make because we don’t give details about individual customer engagements. What has happened with Shell is that they, after an extensive evaluation, they have selected us as one of the two large outsourcing vendors, and the engagements have started from June onwards. The ramp up plans with them are very steep, and we have started seeing those ramp ups starting from early July. So, we do expect this quarter to have Revenues from Shell, but as we go through the rest of the year, we will have hopefully, more ramp ups in that account.

Julio Quinteros: Have you disclosed how many total people you plan on ramping that up to over the next couple of years?

Sudip: Unfortunately, that is the number I cannot give you.

Julio Quinteros: Okay, no problem. And, I am not sure which one of you guys can answer this, but I am just wondering about the strength in your European business. Can somebody address that please?

Sudip: To continue on the European business, we have had an excellent quarter in Europe. We have got more than 20% sequential growth, and a lot of this has come from the UK, and part of it has also come from the Netherlands. In the last 2-3 quarters, we have started a number of engagements in France and Germany. So, we are seeing the positive effect of all the customers that we are growing in the European territory.

Julio Quinteros: Okay. Of the four countries that you indicated, I believe the UK is your biggest market, is that correct?

Sudip: That is right.

Julio Quinteros: Okay and most of that is energy and utilities?

Sudip: Energy and utilities is the largest constituent, but we also have business from manufacturing, retail, and financial services.

Julio Quinteros: Great.

Sudip: Telecom service providers is also a major contributor.

Julio Quinteros: Okay great, and then I guess finally from me, can somebody just address the turnover in the current quarter please, employee turnover.

Sudip: The employee turnover for this quarter has been 17% in IT services and about 20% in the BPO services. The IT services number is annualized, and the BPO number is for the quarter.

Balki: This is Balki here, what is worthwhile noting is that the voluntary attrition has dropped by 1 percentage points from 16% to 15% in this quarter.

Raman: And also for the BPO services, the 20% is 100 basis points drop, but more importantly what we are seeing is we have broken up our attrition on, attrition during training and attrition post training, where it impacts the Revenues, and the post training attrition is 14% for the quarter and that is 2 percentage point drop from the previous quarter.

Julio Quinteros: And that was with regards to turnover, then may be can you guys talk a little bit about how the labor market is, in particular with regards to competition from multinationals, both in the captive side and the IT services side. I mean, are these guys still going after your employees aggressively or have you seen some tapering off in those efforts?

Sudip: Well, as far as the IT services business is concerned we are seeing a lot of demand for people as more and more companies set up larger and larger Offshore development centers. We had initially some losses to the people who have come in here, but that is not a significant number. In fact, based on our analysis, we find that our hiring from our peer companies including multinational majors operating here is more than what we have lost, but the overall attrition level in the industry has gone up because of the increased demand and this is for people who are getting job fear plus people who are moving to other places for jobs overseas as well.

Julio Quinteros: Okay, thank you very much for your time.

Moderator: Next question is from the line of Ashish Thadhani with Brean Murray, please go ahead.

Ashish: Good evening, just wanted to focus a little bit on the SG&A, which is for the last quarter at about 12% compared with 18% a year ago when it peaked. Is it reasonable to assume that this has stabilized and could you comment a little bit on your operating margin outlook for the balance of the year?

Suresh Senapaty: So far as the operating margin for outlook is concerned, I think, like we have discussed in the previous questions that there will be impact of the lumpy IP sales where it is uncertain and also in terms of the compensation increase. While we will continuing with the momentum in terms of productivity increases whether it is in terms of the fixed-priced project, utilization, or more of Offshore and correcting the, what you call the, having the mix of the people marked different, in terms of having more freshers than the experienced guys so far we have been having. And so far as the SG&A, we think it will move in a narrow band going forward.

Ashish: Okay, and just another question, broader question. There have been a couple of pretty important developments over the last month or two, specifically the annual budget in India as well as decision by TCS to move ahead with its listing. Is there any information here that you need to pay particular attention to or we do that could have margin or other implications for Wipro?

Vivek Paul: Not that we know of; particularly it had no impact on us at all, and as far as the TCS IPO is concerned that has no impact on us at all either.

Ashish: Okay, does it give you any kind of a reaction based on the numbers that you have seen relative to what you might be able to do or not do with your margins going forward?

Vivek Paul: I mean, neither the budget nor the TCS IPO has any impact on margins.

Ashish: Okay. Thank you very much.

Moderator: Next question from the line of Ashwin.

Suresh Senapaty: Before that, Ashish, just to give you, you talked about the SG&A having changed significantly. If you look at global IT services, the SG&A March 04 was 10.6% and June 04 was 10.8%. So, there is a marginal change. May be you are looking at the entire on a Wipro consolidated level. Typically, based on the mix of the people, they will not be similar. In terms of the mix of the businesses that we are, Wipro Technology, Wipro Consumer, and Wipro Infotech, so Y-O-Y June ’03 is what, yes, you have said that

18% and 12% is June ’04 at a Wipro consolidated level, but the way you should look at is at a business unit level, how does it operate business line wise. Business line wise, they are more or less consistent.

Ashish: Excellent. Thank you very much.

Moderator: Next question from the line of Ashwin Shivalkar with Citi Group. Please go ahead.

Ashwin: Thanks for taking the question. Just wanted to revisit voice-based BPO issue. You made a fairly strong statement in your release about voice-based BPO returning to a normal growth patterns after US elections and just wanted to figure out once again; does this confidence stem from what clients have told you or is it the best guess; and secondly, from a defensive standpoint, do you think you need US-based or North American based call center infrastructure as an option to offer to clients?

Raman: The statement that we made was overall on the BPO business. We at this point of time for the quarter gone by, 85% of our BPO business is voice based. Our comfort and confidence on having sequential growth far better than the 2% that we had is based on what our customers are asking us to do, the way they see their markets evolving and whether the incremental business that they are wanting to give us to fulfill their growth or needs. We have a fair number of customers, if you look at the last three quarters, four quarters, we have added customers. It takes time within the BPO business for customers to get comfort when they are doing the remote offshoring for the first time, and we are seeing customers cross that threshold and ask for an increase.

Ashwin: Okay, and in terms of, do you need more of the US-based call center infrastructure if only as an option to offer?

Raman: As an option, yes. Do we see customers asking for it to fulfill their needs, there have been some discussions on that with some customers, but at this point of time, we do not see the need of doing complete fulfillment of any customer need from a near shore or onshore fulfillment perspective. Wipro BPO does not at this point of time do any near shore fulfillment and we do not see a crying need for that.

Ashwin: Okay. An unrelated question, you know, Flextronics recently acquired one of your India-based competitors in R&D services. Do you see this as an emerging trend or a threat that you need to tackle in anyway?

Vivek Paul: I think that the trend of second tier companies being bought by overseas competitors is probably real one. However, I think it still remains to be seen as to whether they are able to make the most advantage of it. Particularly on Flextronics, frankly it is quite an intriguing play on their part, but really the jury is out and quite far out in terms of whether that is going to be a success or not.

Ashwin: Okay thank you, nice quarter.

Moderator: Next question from Jim Burne, please go ahead.

Jim Burne: Thank you for taking my call. Question on, today what percent of your Onsite or onshore workers are on visa?

Moderator: Ladies and Gentleman, we have lost the host site connection. Everyone could just hold on while we reconnect, one moment please.

Ladies and Gentlemen, we do have the host site reconnected, and Mr. Burne if you could restate your question.

Jim Burne: Yes, good evening, thank you for taking my call. I wonder you could share some insight as to what percent of your Onsite or onshore resources in the US and Europe are on visa?

Vivek Paul: That would be the majority, vast majority.

Jim Burne: Going forward, may be not even with the next government fiscal year beginning in September here in the States, but I think some of the visa discussion has been around at least keeping the current limits if not rolling them back in terms of numbers; if you look out, may be two years, do you think you will have access to significant number of visas to continue that model or might you have to begin to hire more domestic resources?

Vivek Paul: Well, I think that you know it is really anybody’s call right now. I think that in some sense as we grow our Offshore percentage of Revenue, we can get more leverage from the same number of people who are on visa in the country. So, first of all, we want to make sure that we exploit that. If I look at our Offshore Revenue, there is still a substantial percentage more of our Revenue that we can do Offshore, and so I think that to us that is the number one productivity group in terms of being able to get the maximum leverage from visas. At the same time, we are not averse to hiring locally, and as you know, we have got a center in Kiel; we have got local Germans there. We have got centers in Yokohama; we have got local Japanese and Chinese there. We have got centers in Canada and in the US, so I think that we are not averse if with economics work out, but we are certainly looking at moving more work Offshore first as a way to leverage the model.

Suresh Senapaty: And also just to supplement this. Limits are every year, so which means you get additional every year those limits added on; So, a., you have an install base. B. based on the new limits that come in, you can add on, and these limits are applicable for H1B visas, while Vivek talked about there are other visas also like L1, which these limits do not apply.

Jim Burne: Thank you. The second question is, can you speak about the growth of your infrastructure services, in particular what type of activities you are doing there and aside from may be the Shell relationship which was a terrific win, where else are you seeing success in some of those activities which might be characterized as moving a bit further up the stack.

Vivek Paul: I think that, you know, we clearly can’t give customer-wise details, but what we are seeing is that, as far as the infrastructure services business is concerned, we are getting traction, and we expect to continue to see getting traction, but I am not sure we could state how do you, you know, what more we are doing. The good news is we are beginning to move more and more of that work Offshore. It used to be very Onsite centric, is becoming a little bit less though.

Jim Burne: I am sorry, I wasn’t necessarily referring to customer specific, but can you tell us what type of activities you are doing, regardless of the customers, what kind of activities that you are taking on that, is a broad category of services.

Suresh Vaswani: On the infrastructure services side, our activities are primarily focused around data center management. We do server management, we do network management, we do security management, we do database administration, so basically all the services that go around managing the data center we do in a global delivery model which is Onsite and Offshore. In addition to that, we do a lot of IT Helpdesk type of services, which leverages on our BPO business. So, that is another aspect of IT infrastructure management that we do, and we are also getting into contracts and into partnerships, which has some element of Onsite support as well.

Jim Burne: Thank you.

Moderator: Our final question is from Sameer Nadkarni with WR Hambrecht, please go ahead.

Sameer: Just a quick question on the macro environment, could you just comment specifically on any changes, if any, that you may have seen during June and July, last couple of months, in terms of sales cycles, closed rates, and then also in particular in terms of the time it takes for a new account to ramp up to your milestones like $1 million Revenue contribution or $5 million or any other similar milestones?

Rich: No, we have not seen any affect of the macro economic environment affect our business because there is no change in the sales cycles to any significant magnitude. In fact, as Vivek pointed out, we have significant number of new wins in North America, both across the business, across geographies, and across vertical. I think, one nice thing about our model is when the economy is strong, we get more outsourcing business. When the economy is soft, we have seen opportunities where we grow in soft market because the pressures on our clients to cut cost and leverage the global delivery model and we have been able to grow in those markets. So, regardless of the economic conditions at a macro level, we have shown that we can demonstrate growth in either market, and I think that goes well for the model.

Sameer: Thanks a lot, great quarter guys.

Sridhar: John, there are no more questions?

Moderator: No further questions.

Sridhar: Okay, lets end the call and.... Thank you very much for your participation, and if in case you want to reach out to me, you can call me on the cell phone or e-mail. Thank you very much.

Moderator: Ladies and gentleman. That concludes your conference. You may now disconnect.

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